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                                 PRO ELITE, INC.
                                 100 Dorigo Lane
                               Secaucus, NJ 07094



                                                               November 16, 2000



VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE:      PRO ELITE, INC.
                  REGISTRATION STATEMENT ON FORM 10-SB
                  (FILE NO. 0-31573)
                  ------------------------------------

Ladies and Gentlemen:

         The above referenced registration statement (the "Registration Statement") was filed with the Securities and Exchange Commission by Pro Elite, Inc. (the "Company") on September 20, 2000 and amended on October 6, 2000. The Registration Statement is scheduled to become effective automatically on November 19, 2000 in accordance with the provisions of Section 12 of the Securities Exchange Act of 1934.

         The Company requires additional time to respond to, and comply with, the staff's comments on the Registration Statement before it becomes effective. The Company, therefore, wishes to withdraw the Registration Statement with the intention of filing subsequently a new registration statement which complies with the staff's comments. Accordingly, the Company hereby withdraws the Registration Statement effective upon filing of this letter.

         If you have any questions regarding the Company's request or the Registration Statement, please contact the Company's president, Michael Polsky at (201)601-0400 or Jeffrey A. Rinde of Bondy & Schloss LLP, the Company's counsel (212)-661-3535.

                                                      Very truly yours,

                                                      Pro Elite, Inc.



                                                      By: /s/ Robert Polsky
                                                         -----------------------
                                                         Robert Polsky,
                                                         Chief Executive Officer